Exhibit 10.12

December 11, 2014

Mr. David Flitman

Dear David:

We are pleased to offer you the position of Chief Executive Officer, Performance Food Service, a division of the Performance Food Group Company (the “Company”). As previously discussed, the details of our offer are as set forth in this letter agreement below (the “Agreement”):

Title:	Chief Executive Officer, Performance Food Service, reporting to the Chief Executive Officer of the Company.

Location:	PFG Headquarters, Richmond, Virginia.

Base Salary:	The annual rate of $700,000, or approximately $26,923.08 per pay period, as we have twenty-six (26) pay periods per year.

Start Date:	On or before January 19, 2015 (the “Effective Date”).

Annual Cash Bonus:	Your target cash bonus opportunity for FY 2016 will be 100% of your base salary, with a maximum of 133% of your base salary, which will be linked to the PFG Management Incentive Plan, as may be amended from time to time. Your total bonus plan has two financial components: seventy-five percent (75%) will be based on the financial performance as measured by “EBITDA” for Performance Food Service and twenty-five percent (25%) will be based on EBITDA for the Company. Your cash bonus will be paid to you at the same time annual bonuses are generally paid to other senior executives of the Company. No cash bonus will be paid in respect of any fiscal year in which your employment is terminated prior to the end of such fiscal year, except as provided below.

Sign-On Bonus:	Within thirty (30) days of the Effective Date, you will be paid a lump-sum cash signing bonus equal to $600,000 (the “Sign-On Bonus”). If your employment is terminated by the Company for Cause or you voluntarily terminate your employment with the Company other than for Good Reason or due to your Disability (for all purposes under this Agreement, each of “Cause”, “Good Reason” and “Disability” have the meanings defined in the Company’s Senior Management Severance Plan (including Exhibit A thereto) as modified below) before the first (1st) anniversary of the Effective Date, you will be required to repay the Sign-On Bonus to the Company within ten (10) days following such termination of employment.

Equity Buyout:	In consideration for certain amounts to which you would otherwise become entitled in respect of your former employer, within sixty (60) days of the Effective Date, you will receive a restricted cash award and a restricted stock unit award (collectively, the “Buyout Award”) on the terms set forth below:

(i) Your restricted cash award will be equal to $1,500,000 and will (A) vest in three equal installments of $500,000 on each of the first three anniversaries of the Effective Date, subject to your continued employment through each applicable vesting date (except as provided below), and (B) if vested, be paid on the fourth (4th) anniversary of the Effective Date; provided, that (x) the unpaid amount of this cash award will become fully vested and shall be paid at the time of consummation of a Change in Control (defined below) and (y) the unpaid amount of the installment of this restricted cash award scheduled to vest on the anniversary of the Effective Date next following the date of your termination will become vested on a pro rata basis following the termination of your employment by the Company without Cause, by you for Good Reason, or due to your death or Disability, with such pro rata portion of the cash award to be equal to the fraction the numerator of which is the number of days from the anniversary of the Effective Date immediately preceding your termination through the date of termination and the denominator of which is 365; provided that upon such a termination occurring prior to the first (1st) anniversary of the Effective Date you shall become vested in one hundred percent (100%) of the installment otherwise scheduled to vest on such first (1st) anniversary; and

(ii) You will be granted 184,502 restricted stock units (plus any dividend equivalents provided below) (the “Buyout RSUs”), with each such vested Buyout RSU to be settled in one share of the Company’s common stock. The Buyout RSUs will (A) vest in three installments of 61,500, 61,501 and 61,501, respectively, on each of the first three (3) anniversaries of the Effective Date, subject to your continued employment through each applicable vesting date for such installment to vest (except as provided below) and (B) if vested, will be settled on the earliest to occur of (x) the fourth (4th) anniversary of the Effective Date or (y) the consummation of a Change of Control; provided, that (I) the unvested Buyout RSUs will become fully vested and payable at the time of consummation of a Change in Control and (II) the unvested Buyout RSUs scheduled to vest on the anniversary of the Effective Date next following the date of your termination will become vested on a pro rata basis following the termination of your employment by the Company without Cause, by you for Good Reason, or due to your death or Disability, such pro rata portion of the Buyout RSUs to be equal to the fraction the numerator of which is the number of days from the anniversary of the Effective Date immediately preceding your termination through the date of termination and the denominator of which is 365, provided that upon such a termination occurring prior to the first (1st) anniversary of the Effective Date you shall become vested in one hundred percent (100%) of the installment otherwise scheduled to vest on such first (1st) anniversary. The Buyout RSUs will be entitled to grants of dividend equivalents, from time to time as and when dividends are paid on Company common stock to stockholders, in an amount equal to (a) the number of your outstanding Buyout RSUs multiplied by (b) the dollar amount of each such stockholder dividend per share divided by (c) the Fair Market Value, as determined by the Company, of one share of Company common stock on the date of the dividend payment, which dividend equivalent amount shall be converted into a grant of additional Buyout RSUs (based on such Fair Market Value) that shall vest (to the extent not then vested) and be settled in the same proportion and at the same time as the RSUs on which the dividend equivalent is granted vest and are settled (all such dividend equivalents under this Agreement are referred to as “Dividend Equivalents”).

The Buyout RSUs (including Dividend Equivalents thereon) will be granted pursuant to, and governed by, the terms of an omnibus stock incentive plan (the

“Stock Plan”) to be adopted by the Company, and approved by its stockholders as applicable, as soon as practicable following the Effective Date (and an award agreement) consistent with the terms hereof. In the event of an initial public offering of common stock of the Company (or affiliate) prior to settlement of the Buyout RSUs, upon settlement the shares of Company common stock covered by the Buyout RSU award will be subject to an effective registration pursuant to Form S-8 (whether respecting the Stock Plan or otherwise) to the same extent as shares covered by similarly situated executives’ stock option or other equity-based employee awards.

“Change in Control” shall mean: (i) at any time, any transaction or series of related transactions which result in an independent third-party acquiring shares of the Company’s Common Stock (the “Common Stock”) which represent more than fifty percent (50%) of the total voting power or economic interest in the Company and (ii) at any time, a sale or disposition of all or substantially all of the assets of the Company on a consolidated basis; provided, that, in the case of clause (i) above, such transactions shall only constitute a Change in Control if it results in The Blackstone Group L.P. and its affiliated investment funds (the “Sponsor”) ceasing to have the power (whether by ownership of voting securities, contractual right, or otherwise) collectively to elect a majority of the board of directors of the Company; and provided, further, that payment and settlement of the Buyout Award otherwise due on the occurrence of a Change in Control that is not a change in ownership or effective control of the Company or of a substantial portion of its assets (within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder (“Section 409A”)) (“409A Change in Control”) shall be deferred and paid or settled, as applies, on the first such payment or settlement event thereafter, applicable above, that is permitted under Section 409A.

Equity Award:	Within sixty (60) days of the Effective Date, you will be granted 369,004 restricted stock units (the “Equity Award RSUs”), under the Stock Plan (and an award agreement) consistent with the terms hereof, that will vest and be settled on the fourth (4th) anniversary of the Effective Date, subject to your continued employment through such date; provided, that the Equity Award RSUs shall vest and be settled earlier as follows:

(i) fifty percent (50%) of the Equity Award RSUs will vest and be settled at such time as the Sponsor shall have received cash proceeds in respect of its direct or indirect equity investment in the Company that represents at least (A) 2.0 times Sponsor’s aggregate direct or indirect investment in the Company’s equity securities and (B) a twelve percent (12%) annual internal rate of return; and

(ii) the other fifty percent (50%) of the Equity Award RSUs will vest and be settled at such time as the Sponsor shall have received cash proceeds in respect of its direct or indirect equity investment in the Company that represents at least (A) 2.5 times Sponsor’s aggregate direct or indirect investment in the Company’s equity securities and (B) a twelve percent (12%) annual internal rate of return.

The foregoing to the contrary notwithstanding, (x) the unvested Equity Award RSUs will become fully vested and payable upon any termination of your employment by the Company without Cause or termination by you for Good Reason occurring at the time of, or any time following, the consummation of a Change in Control and (y) the unvested Equity Award RSUs will become vested on a pro rata basis following the termination of your employment by the

Company without Cause, by you for Good Reason, or due to your death or Disability, occurring prior to a Change in Control. Except as provided below, such pro rata portion of the Equity Award RSUs to be equal to the fraction the numerator of which is the number of days from the Effective Date through the date of termination and the denominator of which is 1,461; provided, (I) in the event of a termination of your employment by the Company without Cause within 180 days prior to the occurrence of a Change in Control, you shall be deemed to have continued employment and been so terminated upon consummation of the Change in Control in accordance with clause (x) above and (II) that settlement of the Equity Award RSUs otherwise due on the occurrence of a 409A Change in Control that is not a change in ownership or effective control of the Company or a substantial portion of its assets (within the meaning of Section 409A) shall be deferred and paid or settled, as applies, on the first such payment or settlement event thereafter, applicable above, that is permitted under Section 409A.

You will be entitled to Dividend Equivalents on the Equity Award RSUs.

In the event of an initial public offering of common stock of the Company (or affiliate) prior to settlement of the Equity Award RSUs, the shares of Company common stock covered by the Equity Award RSU award will be subject to an effective registration in the same manner as provided for you Buyout RSUs above.

The Equity Award RSUs are designed to provide sufficient equity incentives by the Company for the period ending on the third (3rd) anniversary of the Effective Date. As a result, the Company does not expect to provide any other equity grants to you until after such third (3rd) anniversary as and when the Company makes equity or other long-term incentive grants to other senior executives.

All shares of Common Stock will be subject to the Company’s shareholders agreement, which you will be required to execute and deliver upon settlement of any shares (and all shares of Common Stock delivered in respect of the Equity Award RSUs and Buyout RSUs will be subject to a right of repurchase in favor of the Company at the then-applicable Fair Market Value, as determined by the Company, which repurchase right may be exercised anytime during a twelve (12)-month period beginning at the later if (x) 185 days following your receipt of such shares of Common Stock and (y) the date of your termination of employment). The repurchase must be exercised for cash.

Benefits:	You will be eligible to participate in the Company’s group wellness programs, the 401(k), and any other group plan offered by the Company, commensurate with your position. You will participate in the Company’s Senior Management Severance Plan and entitled to severance benefits in the event of a covered termination thereunder in an amount not less than (i) cash severance payments equal to one year of base salary, (ii) a pro rata bonus (based on the number of days employed during the fiscal year and achievement of objectively-determinable performance goals (with any such subjective performance goals deemed fully achieved) and payable when annual bonuses are paid to other senior executives of the Company and (iii) one year of Company payments of your health benefit premiums to the extent you elect and maintain COBRA continuation coverage; provided, (x) for any such termination through the second anniversary of the Effective Date, the amount in clause (i) above shall be equal to 1.5 times the sum of your base salary plus your target annual cash bonus amount and (y) the definition of “Cause”

under the Senior Management Severance Plan (and for all purposes under this Agreement) is modified by replacing the first bullet condition with the following: “Substantial continuous failure (after notice to you and at least 15 days within which to cure) to perform your assigned duties, including substantial failure to comply with Company policies (and, for the avoidance of doubt, no failure to achieve performance goals, in and of itself, shall be treated as a basis for termination for Cause)”. The Human Resources Department will provide you with the necessary information regarding enrollment requirements during your orientation. All benefits become effective the first of the month after completing sixty (60) days of continuous service (which, based on the Effective Date, will be April 1, 2015 (the “Benefits Effective Date”). Between the period of the Effective Date through the Benefits Effective Date, if you elect to receive group health coverage from your most recent employer that is mandated by COBRA, you will be responsible for paying such COBRA premiums and the Company will reimburse you for the amount of such COBRA premiums.

The Company’s benefit plans are subject to change, amendment, or elimination at any time at the discretion of the Company.

The Company will reimburse your reasonable professional fees incurred to negotiate and prepare this Agreement and the related equity awards up to a maximum amount of $10,000.

Relocation:	You will be eligible for the Company’s relocation package commensurate with your position, which is enclosed herewith.

Paid Time Off:	You will be eligible to accrue four (4) weeks of vacation per year to be earned in the following manner. After six (6) months of continuous service with the Company, you will be credited with eighty (80) hours of vacation. You will then earn and be credited with thirteen and one-third (13-1/3) hours of vacation on the last day of each month thereafter.

Term:	At-Will-

You understand that when you are hired and employed by the Company, your employment will be terminable “at will,” which means you or the Company may terminate your employment at any time with or without Cause and for or without Good Reason, and with or without advance notice. Should such a termination occur, all income, benefits and grants not vested but identified in this Agreement or any of the other documents that may be provided, will immediately cease as of the day of separation, except as otherwise provided in this Agreement or by applicable law or plan document. As set forth herein, the at-will status of your employment, and the terms of this Agreement, cannot be changed except in a written document signed by you and the Chief Human Resources Officer.

Restrictive Covenants:	Below are restrictive covenants applicable to your employment (the “Restrictive Covenants Section”):

(a) Confidential Information. You acknowledge and agree that the information, observations, and data obtained by you while employed by the

Company or any of its subsidiaries concerning the business affairs of the Company or any subsidiary of the Company (“Confidential Information”) are the property of the Company or such subsidiary. Consequently, you agree that, except to the extent necessary for you to discharge your duties to the Company (as determined in your reasonable discretion) or as required by applicable law, statute, ordinance, rule, regulation or orders of courts or regulatory authorities, you shall not at any time (whether during or after the period of your employment) disclose to any unauthorized person or use for his own account any Confidential Information without the prior written consent of the Board, unless and to the extent that the aforementioned matters become generally known to and available for use by the public other than as a result of your acts or omissions to act or as required by law. You shall deliver to the Company at the termination of your employment, or at any other time the Company may request, all memoranda, notes, plans, records, reports, computer tapes and software and other documents and. data (and copies thereof) relating to the Confidential Information, Work Product (as defined below) and the business of the Company or any subsidiary of the Company which you may then possess or have under his control.

(b) Inventions and Patents. You agree that all inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports, and all similar or related information which relates to the Company’s or any of its subsidiaries’ actual or anticipated business, research and development or existing or future products or services and which are conceived, developed or made by you prior to the date hereof while employed by the Company or any of its subsidiaries (“Work Product”) belong to the Company or such subsidiary. You will promptly disclose such Work Product to the Board and perform all actions reasonably requested by the Board (whether during or after the period of your employment) to establish and confirm such ownership (including, without limitation, assignments, consents, powers of attorney and other instruments).

Non-compete. You acknowledge that in the course of your employment with the Company and its subsidiaries you will become familiar with the Company’s and its subsidiaries’ trade secrets and with other Confidential Information and that your services have been and. will be of special, unique and extraordinary value to the Company and its subsidiaries. Therefore, you agree that you shall not, during the period commencing on the Effective Date and ending on the first (1st) anniversary following the termination of your employment (the “Restricted Period”), directly or indirectly own, operate, manage, control, participate in, consult with, advise or engage in services for any competitor of the Company or its subsidiaries or in any mariner engage in any start up of a business (including by yourself or in association with any person, firm, corporate or other business organization or through any other entity) in Competition with the businesses of the Company or its subsidiaries. A “Competitor” and “Competition” means any business, in any geographical or market area where the Company conducts business or provides products or services, that competes with the business of the Company, including any business in which the Company engaged during the course of your employment with the Company and its subsidiaries and any business that the Company was actively considering conducting at the time of your termination of service and of which you have, or reasonably should have, knowledge. Nothing herein shall prohibit you from being a passive owner of not more than 2% of the outstanding stock or equity of an entity which is publicly traded, so long as you have no active participation in the business of such entity.

(c) Non-solicitation. During the Restricted Period, you shall not directly or knowingly indirectly through another entity (i) induce or attempt to induce any employee of the Company or any of its subsidiaries to leave the employ of the Company or such subsidiary, or in any way interfere with the relationship between the Company or any of its subsidiaries and any employee, including, without limitation, inducing or attempting to induce any union, employee or group of employees to interfere with the business or operations of the Company or its subsidiaries, (ii) hire any person who was an employee of the Company or any subsidiary of the Company at any time within the six-month period prior to the date you employ or seek to employ such person, or (iii) induce or attempt to induce any customer, supplier, distributor, franchisee, licensee or other business relation of the Company or any subsidiary of the Company to cease doing business with the Company or such subsidiary, or in any way interfere with the relationship between any such customer, supplier, distributor, franchisee, licensee or business relation and the Company or any subsidiary of the Company.

(d) Non-disparagement. You shall not at any time during or after the period of your employment whether in writing or orally, criticize, disparage, or otherwise demean in any way the Company or its subsidiaries or their respective products, officers, directors, employees or shareholders.

(e) Enforcement. You agree that: (i) the covenants set forth in this Restrictive Covenants section are reasonable in all respects, including, where applicable, geographical and temporal scope, and (ii) the Company would not have entered into this Agreement but for your covenants contained herein, and (iii) the covenants contained herein have been made in order to induce the Company to enter into this Agreement. If, at the time of enforcement of this Restrictive Covenants section, a court shall hold that the duration, scope or area restrictions stated herein are unreasonable under circumstances then existing, the parties agree that the maximum duration, scope or area reasonable under such circumstances shall be substituted for the stated duration, scope or area and that the court shall be allowed to revise the restrictions contained herein to cover the maximum period, scope and area permitted by law. You recognize and affirm that in the event of your breach of any provision of this Restrictive Covenants section, money damages would be inadequate and the Company would have no adequate remedy at law. Accordingly, you agree that in the event of a breach or a threatened breach by you of any of the provisions of this Restrictive Covenants section, the Company, in addition and supplementary to other rights and remedies granted by law existing in its favor (including recovery of damages and costs), may apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce or prevent any violations of the provisions hereof (without posting a bond or other security). Each party shall bear its own legal fees to enforce the covenants set forth in this Restrictive Covenants section.

(f) Future Cooperation. You agree that upon the Company’s reasonable request following your termination of employment, you will use reasonable efforts to assist and cooperate with the Company in connection with the defense or prosecution of any claim that may be made against or by the Company or its affiliates, or in connection with any ongoing or future investigation or dispute or claim of any kind involving the Company or its affiliates, including any proceeding before any arbitral, administrative, regulatory, self-regulatory, judicial, legislative, or other body or agency. You will be entitled only to reimbursement for reasonable out-of-pocket expenses (including travel expenses) incurred in connection with providing such assistance.

Indemnification:	The Company will indemnify you and hold you harmless to the maximum extent permitted under the Company’s charter, by-laws and applicable law. At all times during your employment and thereafter when you may be subject to liability for which indemnification is applicable, you shall be covered as an insured under any contract of officers and directors liability insurance as in effect from time to time that covers members (or former members) of the Board of Directors of the Company as insureds.

Inconsistency:	In the event of any inconsistency between this Agreement and any other plan, program, practice or agreement in which you are a participant or a party, this Agreement shall control unless such other plan, program, practice or agreement specifically refers to this Agreement as not so controlling.

Section 409A:	Anything in this Agreement to the contrary notwithstanding:

(a) It is intended that any amounts payable under this Agreement will either be exempt from or comply with Section 409A and all regulations, guidance and other interpretive authority issued thereunder so as not to subject you to payment of any additional tax, penalty or interest imposed under Section 409A, and this Agreement will be interpreted on a basis consistent with such intent.

(b) To the extent that the reimbursement of any expenses or the provision of any in-kind benefits under this Agreement is subject to Section 409A, (i) the amount of such expenses eligible for reimbursement, or in-kind benefits to be provided, during any one calendar year shall not affect the amount of such expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (ii) reimbursement of any such expense shall be made by no later than December 31 of the year following the calendar year in which such expense is incurred; and (iii) your right to receive such reimbursements or in-kind benefits shall not be subject to liquidation or exchange for another benefit.

(c) For purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are considered deferred compensation under Section 409A, references to your “termination of employment” with the Company shall be construed to refer to your “separation from service” (within the meaning of Treas. Reg. Section 1.409A-1(h)) with the Company.

(d) Whenever payments under this Agreement are to be made in installments, each such installment shall be deemed to be a separate payment for purposes of Section 409A. Whenever a payment under this Agreement specifies a payment period with reference to a number of days (e.g., “payment will be made within thirty (30) days following …”), the actual date of payment within the specified period shall be within the sole discretion of the Company.

(e) To the extent any amount payable to you is subject to your entering into a release of claims and any such amount is a deferral of compensation under Section 409A and which amount could be payable in either of two taxable years for you, and the timing of such payment is not subject to terms and conditions under another plan, program or agreement of the Company that otherwise satisfies Section 409A, such payments shall be made or commence, as applicable, in the later such taxable year and shall include all payments that otherwise would have been made before such date.

(f) If you are deemed on the date of your separation from service to be a “specified employee” (within the meaning of Treas. Reg. Section 1.409A-1(i)), then with regard to any payment or benefit that is considered non-qualified deferred compensation under Section 409A payable on account of your separation from service that is required to be delayed pursuant to Section 409A(a)(2)(B) of the Code (after taking into account any applicable exceptions to such requirement), such payment or benefit shall be made or provided on the date that is the earlier of (i) the expiration of the six-month period measured from the date of your separation from service or (ii) the date of your death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this paragraph (f) (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to you in a lump sum and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

This employment offer is contingent upon your acceptance of the terms of the offer set forth herein by signing the attached Acknowledgment.

If you accept employment with the Company, federal law requires you to produce documents establishing your identity and work authorization. Our company cannot legally hire you if you do not produce such verification. Please bring these documents with you on your first day.

If you agree with the terms and conditions set forth in this offer letter, please indicate your acceptance by signing the Acknowledgment and Acceptance Letter and returning the original to Carol Price at Performance Food Group 12500 West Creek Parkway, Richmond, Virginia 23238.

I look forward to having you join the Performance Food Group. Should you have any questions, please do not hesitate to contact me or Carol Price at 804-484-3577.

Sincerely,

/s/ George Holm 12/11/14

George Holm

Chief Executive Officer

Performance Food Group

Attachments:	Relocation Tier One Program & Authorization to Move Document Relocation Tax Book
Management Incentive Plan Guidelines
Senior Management Severance Plan

Execution Version

ACKNOWLEDGEMENT AND ACCEPTANCE

OF

OFFER LETTER FOR EMPLOYMENT

I, David Flitman, hereby acknowledge acceptance of the employment offer as outlined in the attached offer letter dated December 11, 2014 for the position of Chief Executive Officer, Performance Food Service and accept employment under the terms and conditions set therein.

/s/ David Flitman	12/12/2014
Name	Date